

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 11, 2021

Scott Carmer
Chief Executive Officer
NexImmune, Inc.
9119 Gaither Road
Gaithersburg, MD 20877

> **Re: NexImmune, Inc.**
> **Form S-1**
> **Exhibit No. 10.11**
> **Filed January 19, 2021**
> **File No. 333-252220**

Dear Mr. Carmer:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance